SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  PERSIMMON GROWTH PARTNERS FUND, L.P.

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1777 Sentry Parkway West
Gwynedd Hall, Suite 102
Blue Bell, PA 19422

TELEPHONE NUMBER (INCLUDING AREA CODE):  (877) 502-6840

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Gregory S. Horn
Persimmon Capital Management, LP
1777 Sentry Parkway West
Gwynedd Hall, Suite 102
Blue Bell, PA 19422

Copy to:

Todd Cipperman, Esq.
Cipperman & Company LLC
500 East Swedesford Road, Suite 104
Wayne, PA 19087

CHECK APPROPIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/    Yes                        /   /    No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the census designated place of Blue Bell, Commonwealth of Pennsylvania on this 24th day of August, 2010.

ATTEST:	Persimmon Growth Partners Fund, L.P.

/s/ Jodi DiFilippo	/s/Gregory S. Horn
By: Jodi DiFilippo, Secretary	By: Gregory S. Horn, President